Resolutions presented for consideration by the Annual General Meeting of Shareholders on May 21, 2007

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for Address Change or
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See Description of Resolutions at the bottom of this Voting Card.

Item 1.	FOR	AGAINST	ABSTAIN	Item 3.	FOR	AGAINST	ABSTAIN	Item 5.	FOR	AGAINST	ABSTAIN	Item 7.	FOR	AGAINST	ABSTAIN
Item 2.	FOR	AGAINST	ABSTAIN	Item 4.	FOR	AGAINST	ABSTAIN	Item 6.	FOR	AGAINST	ABSTAIN

Signature                                                          Signature                                                          Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

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Resolutions presented for consideration by the Annual General Meeting of Shareholders on May 21, 2007

Agenda

1)	To re-elect John McMahon as a director of the Company.

2)	To re-elect Niall Greene as a director of the Company.

3)	To re-elect Kenneth Holden as a director of the Company.

4)	To re-elect David C. Hurley as a director of the Company.

5)	To re-elect Andrew L. Wallace as a director of the Company.

6)	To appoint KPMG of Dublin, Ireland as auditors and to authorize the Board of Directors of the Company to determine their remuneration.

7)	To transact other such business as may properly come before the Annual General Meeting or any adjournment thereof.

THE FOLLOWING PROXY CARD RELATES TO AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF GENESIS LEASE LIMITED AND IS BEING SENT TO THE HOLDERS OF GENESIS LEASE LIMITED’S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG GENESIS LEASE LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS

Address Change/Comments (Mark the corresponding box on the reverse side)

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